

Reliability Incorporated

P.O. Box 218370
Houston, Texas 77218-8370

April 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: Reliability Incorporated
        Form 10-KSB for the year ended December 31, 2005
        Form 10-QSB for the quarter ended September 30, 2006
        File No. 0-07092

Gentlemen:

We have reviewed your comments and agree with your finding regarding Exhibit 31.1 and
Exhibit 31.2 of Form 10-KSB for the year ended December 31, 2005, and the Unaudited
Consolidated Statement of Operations and Controls and Procedures of Form 10-QSB for the
quarter ended September 30, 2006. Accordingly, we amended our filings on December 13, 2006.

We appreciate your compliance assistance with disclosure requirements. Please be advised that
Management of the Company acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Sincerely,

James M. Harwell
Executive Vice President
Reliability Incorporated